BMO Financial Group Announces Intent to Purchase First National Bank & Trust
Moves into high-growth Indianapolis market
TORONTO, September 27, 2006 — BMO Financial Group (TSX, NYSE: BMO) today announced that its U.S.-based subsidiary, Harris Financial Corp., has reached a definitive agreement to purchase First National Bank & Trust for US$290 million. The acquisition expands Harris’ community-focused, customer-oriented personal and commercial banking services further into the Indiana market.
First National Bank & Trust has 32 branches and 33 automated banking machines (ABMs) in Indianapolis and the surrounding communities of Kokomo and Terre Haute. With US$1.3 billion in assets and US$920 million in deposits, as well as more than US$500 million in trust assets, First National Bank & Trust offers a range of retail and commercial banking products, as well as trust, investment and insurance services.
With more than 200 branches and nearly 550 Harris-branded ABMs across Chicago, its suburbs and northwest Indiana, Harris is already the second-largest bank in the Chicago market based on branches. When the acquisition is completed, Harris will have 233 branches and will move closer toward its goal to become the leading personal and commercial bank in the U.S. Midwest by building a network of 350 to 400 branches.
“This acquisition provides a base from which we can grow in the important Indianapolis market,” said Tony Comper, President and Chief Executive Officer, BMO Financial Group. “Indianapolis is the second-fastest growing market in the U.S. Midwest and, with a population of about 1.7 million, it presents significant opportunities for us as we move toward our ambition of being the leading personal and commercial bank in that region.”

Bill Downe, Chief Operating Officer, BMO Financial Group, added, “We have made the necessary investments in our technology platform and operating model so that all existing Harris branches can operate on the same advantaged platform, and we are ready to absorb future acquisitions, such as First National Bank & Trust, more quickly and cost-effectively. Harris combines the efficient back office of a network bank and the customer-focused front office of a community bank.”
“We are pleased to bring our customer-focused, community-based approach to banking to the First National Bank & Trust customers,” said Ellen Costello, Chief Executive Officer, Harris. “In particular, Indianapolis is an attractive market for our small- and mid-market business banking capabilities. We have a long history of serving the needs of these customers and we believe the market will be very receptive to the experience and expertise we offer.”
The acquisition, which is subject to approvals from U.S. and Canadian regulators, is anticipated to be completed in January 2007. Excluding one-time items, the transaction will be modestly accretive to cash earnings per share in year one. The purchase price of US$290 million represents a multiple of 2.2 times the book value of First National Bank & Trust.
“We’re really pleased to be partnering with Harris, and we see this relationship as a very good fit. We have been impressed with the commitment to employees, exceptional customer service and community involvement that are hallmarks of the Harris organization,” said John O’Donnell, President, First National Bank & Trust.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of more than $311 billion as at July 31, 2006, and more than 35,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal and through its wealth management firms BMO Nesbitt Burns, BMO InvestorLine and BMO Harris Private Banking. BMO Capital Markets, our North American investment and corporate banking division, provides a full suite of financial products and services to our North American and international clients. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that has $38.3 billion in assets and $26.2 billion in deposits. Harris provides more than one million personal and business clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.

CONTACTS:
Media Relations:
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312) 461-2478
Investor Relations:
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com